UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A.B. de C.V..

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In México ASUR Lic. Adolfo Castro (52) 552-84-04-08 acastro@asur.com.mx	In the US Breakstone Group Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR 2Q06 PASSENGER TRAFFIC DOWN 4.05% YOY

2Q06 Highlights1:

EBITDA declined by 4.82% to Ps.350.6 million.

Total passenger traffic down by 4.05% as a result of the continuing decline in tourism due to Hurricane Wilma.

Total revenues fell by 2.84%, mainly due to declines of 5.20% in non-aeronautical revenues and 1.89% in aeronautical revenues.

Commercial revenues per passenger increased by 0.08% to Ps. 35.43 per passenger.

Operating profit declined by 8.94%.

EBITDA margin was 61.07% compared with 62.34% in 2Q05.

México D.F., July 24, 2006 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three-month period ended June 30, 2006.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of June 30, 2006, and represent comparisons between the three-month period ended June 30, 2006, and the equivalent three-month period ended June 30, 2005. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.11.2723.

ASUR 2Q06, Page 1 of 15

Passenger Traffic

For the second quarter of 2006, total passenger traffic decreased year-over-year by 4.05%; domestic passenger traffic increased by 9.18%; and international passenger traffic fell by 11.19%. ASUR’s management believes that the 29.03% and 5.63% declines in total passenger traffic to Cozumel and Cancun respectively during the quarter were resulting from the decline in hotel infrastructure resulting from the impact of Hurricane Wilma, which struck the Yucatan Peninsula on October 20, 2005.

The tourism authorities in the region estimate that of the 27,484 hotel rooms available in Cancun prior to the hurricane, 22,128 rooms, or 80.5%, were in operation on June 30, 2006.

The Quintana Roo tourism authorities estimate that 3,502 hotel rooms were in operation in Cozumel as of June 30, 2006, representing 93.9% of the approximately 3,730 rooms available prior to hurricanes Wilma and Emily.

The 9.18% growth in domestic passenger traffic mainly reflects increases of 15.76%, 36.96% and 21.75% at Cancun, Huatulco and Veracruz airports respectively, due to the opening of new airline services to these destinations. As in the first quarter, in the case of Huatulco, some of the increase in passenger numbers was at the expense of traffic at Cancun, as travelers changed their destinations following Hurricane Wilma.

The 11.19% decline in international passenger traffic resulted mainly from the respective 10.78% and 31.80% declines in traffic at Cancun and Cozumel airports.

For the first six months of 2006, total passenger traffic declined by 10.74% compared to the same period in 2005, with international passenger traffic down 19.23% and domestic passenger traffic up 6.71%.

Table I: Domestic Passengers (in thousands)

Airport	2Q05	2Q06	% Change	6M05	6M06	% Change
Cancún	542.6	628.1	15.76	1,004.8	1,069.4	6.43
Cozumel	19.6	17.9	(8.67)	45.6	31.75	(30.48)
Huatulco	60.6	83.0	36.96	117.4	157.8	34.41
Merida	220.6	206.9	(6.21)	417.3	418.9	0.38
Minatitlan	35.5	42.1	18.59	64.6	84.8	31.27
Oaxaca	112.0	110.6	(1.25)	240.7	242.7	0.83
Tapachula	45.1	43.8	(2.88)	92.8	88.1	(5.06)
Veracruz	129.2	157.3	21.75	247.6	300.3	21.28
Villahermosa	168.4	166.3	(1.25)	323.6	332.6	2.60
TOTAL	1,333.6	1,456.0	9.18	2,554.4	2,725.7	6.71
Note:	Passenger figures exclude transit and general aviation passengers.

ASUR 2Q06, Page 2 of 15

Table II: International Passengers (in thousands)

Airport	2Q05	2Q06	% Change	6M05	6M06	% Change
Cancún	2,252.8	2,009.9	(10.78)	4,747.2	3,863.8	(18.61)
Cozumel	143.7	98.0	(31.80)	316.7	162.4	(48.72)
Huatulco	8.6	10.8	25.58	42.2	50.3	19.19
Merida	28.0	31.6	12.86	62.8	69.3	10.35
Minatitlan	0.7	0.9	28.57	1.5	1.9	26.67
Oaxaca	13.4	16.2	20.90	31.1	38.9	25.08
Tapachula	1.4	1.1	(21.43)	2.7	2.4	(11.11)
Veracruz	14.2	16.3	14.79	28.2	32.1	13.83
Villahermosa	9.7	11.0	13.40	19.8	21.3	7.58
TOTAL	2,472.5	2,195.8	(11.19)	5,252.2	4,242.4	(19.23)
Note:	Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)

Airport	2Q05	2Q06	% Change	6M05	6M06	% Change
Cancún	2,795.4	2,638.0	(5.63)	5,752.0	4,933.2	(14.24)
Cozumel	163.3	115.9	(29.03)	362.3	194.1	(46.43)
Huatulco	69.2	93.8	35.55	159.6	208.1	30.39
Merida	248.6	238.5	(4.06)	480.1	488.1	1.69
Minatitlan	36.2	43.0	18.78	66.1	86.7	31.16
Oaxaca	125.4	126.8	1.12	271.8	281.6	3.61
Tapachula	46.5	44.9	(3.44)	95.5	90.5	(5.24)
Veracruz	143.4	173.6	21.06	275.8	332.4	20.52
Villahermosa	178.1	177.3	(0.45)	343.4	353.3	2.88
TOTAL	3,806.1	3,651.8	(4.05)	7,806.6	6,968.1	(10.74)
Note:	Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q06

Total revenues for 2Q06 declined year-over-year by 2.84% to Ps.574.2 million. This was mainly due to:

•	a decline of 1.89% in revenues from aeronautical services, principally as a result of the above-mentioned decrease in passenger traffic; and

•	a decline of 5.20% in revenues from non-aeronautical services, principally as result of the 4.28% decrease in commercial revenues, which were also negatively impacted by Hurricane Wilma.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

ASUR 2Q06, Page 3 of 15

Commercial revenues declined year-over-year by 4.28%, mainly due to the decline in passenger traffic and the lack of revenue from leased spaces in Terminal 1 (the charter terminal) of Cancun Airport, which is currently not in operation as a result of damage inflicted by Hurricane Wilma in October 2005. The decline in commercial revenues was principally the result of the following decreases:

•	2.39% in retail revenues;

•	17.34% in revenues from banking and currency exchange services;

•	10.77% in duty free services;

•	67.07% in advertising revenues; and

•	37.58% in teleservice revenues.

These were partially offset by the following increases:

•	7.01% in food and beverage revenues;

•	10.98% in parking lots revenues;

•	2.90% in ground transportation revenues;

•	2.72% in revenues from car rental companies; and

•	36.66% in other income.

During the quarter, we entered into an agreement with Controladora Mera, S.A. de C.V. pursuant to which it assumed responsibility for the operation of the restaurant and snack bar at Cancun Airport’s Terminal 2 as of July 1, 2006. These facilities previously had been operated directly by ASUR. In addition, Controladora Mera agreed to operate the food and beverage facilities at Cancun Airport’s new Terminal 3, which will comprise 10 retail units and 2,000 square meters. The term of the contract governing food and beverage concessions in Terminal 2 was extended to a period of 10 years starting on the opening date of the first unit in Terminal 3. The amended agreement also provides for a higher concession fee paid by the leaseholder.

Total operating costs and expenses for 2Q06 increased 1.89% versus a year earlier, primarily as a result of:

•	a 4.73% increase in costs of services, mainly as a result of costs associated with the implementation of new baggage screening procedures and an increase in insurance premiums; and

•	a 4.81% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets.

ASUR 2Q06, Page 4 of 15

This increase was partially offset by:

•	a 2.84% decline in concession fees, mainly due to lower revenues;

•	a 15.54% decline in administrative expenses, reflecting lower professional fees; and

•	a 5.07% decline in the cost of technical assistance, principally due to the decrease in EBITDA for the quarter (a basis for the calculation of the fee).

Operating margin for 2Q06 was 40.89% compared to 43.64% in the second quarter of last year. This was mainly the result of the 2.84% decline in total revenues during the period.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of the company’s assets (including, in ASUR’s case, its concessions), less the average tax value of certain liabilities. ASUR made asset tax payments of Ps.35.6 million for 2Q06. Of these payments, Ps.12.7 million was recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.22.9 million as a credit against future income tax payments.

Net income for 2Q06 was Ps.173.3 million, a year-over-year increase of 4.58%. Earnings per common share for the quarter were Ps.0.5777, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.5125. This compares with Ps.0.5224, or EPADS of US$0.4901, for the same period last year.

Table IV: Summary of Consolidated Results for 2Q06
	2Q05	2Q06	% Change
Total Revenues	590,935	574,167	(2.84)
Aeronautical Services	422,274	414,275	(1.89)
Non-Aeronautical Services	168,661	159,892	(5.20)
Commercial Revenues	137,769	131,872	(4.28)
Operating Profit	257,859	234,798	(8.94)
Operating Margin %	43.64%	40.89%	(6.30)
EBITDA	368,404	350,656	(4.82)
EBITDA Margin %	62.34%	61.07%	(2.04)
Net Income	165,720	173,312	4.58
Net Income per Share	0.5524	0.5777	4.58
Net Income per ADS	0.4901	0.5125	4.58

Note: Figures are in thousands of constant Mexican pesos as of June 30, 2006. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 11.2723.

ASUR 2Q06, Page 5 of 15

Table V:    Commercial Revenues per Passenger for 2Q06

	2Q05	2Q06	% Change
Total Passengers (‘000)	3,892	3,722	(4.37)
Total Commercial Revenues	137,769	131,872	(4.28)
Commercial revenues from direct operations	21,740	28,507	31.13
Commercial revenues excluding direct operations	116,029	103,365	(10.91)

Total Commercial Revenue per Passenger	35.40	35.43	0.08
Commercial revenue from direct operations per passenger	5.59	7.66	37.03
Commercial revenue per passenger (excluding direct operations)	29.81	27.77	(6.84)

Note: For purposes of this table, about 86,300 and 70,100 transit and general aviation passengers are included for 1Q05 and 1Q06, respectively. Revenue figures are in thousands of constant Mexican pesos as of June 30, 2006.

Table VI:	Operating Costs and Expenses for 2Q06
	2Q05	2Q06	% Change
Costs of Services	146,925	153,874	4.73
Administrative	26,691	22,544	(15.54)
Technical Assistance	19,367	18,385	(5.07)
Concession Fees	29,548	28,708	(2.84)
Depreciation and Amortization	110,545	115,858	4.81
TOTAL	333,076	339,369	1.89

Note:	Figures are in thousands of constant Mexican pesos as of June 30, 2006.

Consolidated Results for the First Six Months of 2006

Total revenues for the six-month period declined year-over-year by 10.25% to Ps.1,077.1 million. This was mainly due to:

•	a decline of 11.10% in revenues from aeronautical services, as a result of the decrease in passenger traffic during the period; and

•	a decrease of 8.01% in revenues from non-aeronautical services, principally as a result of the 7.52% decline in commercial revenues resulting from lower passenger traffic.

ASUR 2Q06, Page 6 of 15

Commercial revenues for the six-month period fell year-over-year by 7.52% mainly due to the following declines:

•	9.94% in duty-free revenues;

•	16.17% in retail revenues;

•	41.51% in advertising revenues;

•	18.03% in revenue from banking an currency exchange services;

•	7.91% in revenues from ground transportation services; and

•	21.79% in teleservices

This was partially offset by increases of:

•	2.67% in food and beverage revenues;

•	10.28% in revenue from parking lots; and

•	43.16% in other revenues.

Costs and expenses for the six-months increased year-over-year by 1.1%, mainly due to the following:

•	a 5.16% increase in costs of services, mainly the result of costs associated with the implementation of new baggage screening procedures and an increase in insurance premiums; and

•	a 6.56% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets.

The increase in costs was partially offset by:

•	a 16.47% decline in administrative expenses reflecting lower professional fees during the period;

•	a 15.29% decline in technical assistance costs reflecting the corresponding decrease in EBITDA during the period; and

•	the 10.24% decline in concession fees mainly due to lower revenues.

Operating margin declined to 39.03%, down from 45.88% for the six-month period ended June 30, 2005. This was mainly the result of the 10.25% decline in total revenues during the period.

ASUR 2Q06, Page 7 of 15

Net income for the six months declined by 22.10% to Ps.302.68 million. Earnings per common share for the period were Ps.1.0089, or earnings per ADS (EPADS) of US$0.8950 (one ADS represents ten series B common shares). This compares with Ps.1.2951, or EPADS of US$1.1490, for the same period last year.

Table VII:	Summary of Consolidated Results for Six-Month Period
	6M05	6M06	% Change
Total Revenues	1,200,084	1,077,124	(10.25)
Aeronautical Services	869,598	773,107	(11.10)
Non-Aeronautical Services	330,486	304,017	(8.01)
Commercial Revenues	269,710	249,441	(7.52)
Operating Profit	550,556	420,404	(23.64)
Operating Margin %	45.88%	39.03%	(14.93)
EBITDA	768,215	652,340	(15.08)
EBITDA Margin %	64.01%	60.56%	(5.39)
Net Income	388,544	302,678	(22.10)
Earnings per Share	1.2951	1.0089	(22.10)
Earnings per ADS in US$	1.1490	0.8950	(22.10)

Note: Figures are in thousands of constant Mexican pesos as of June 30, 2006. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 11.2723.

       Table VIII: Commercial Revenues for the Six-Month Period

	6M05	6M06	% Change
Total Passengers (‘000)	7,984	7,113	(10.91)
Total Commercial Revenues	269,710	249,441	(7.52)
Commercial revenues from direct operations (1)	42,210	54,705	29.60
Commercial revenues excluding direct operations	227,500	194,736	(14.40)

Total Commercial Revenue per Passenger	33.78	35.07	3.82
Commercial revenue from direct operations per passenger(1)	5.29	7.69	45.37
Commercial revenue per passenger (excluding direct operations)	28.49	27.38	(3.90)

Note: For purposes of this table, about 177,200 and 144,600 transit and general aviation passengers are included for 6M04 and 6M05, respectively. Revenue figures are in thousands of constant Mexican pesos as of June 30, 2006.

(1) Revenues from direct commercial operations include a restaurant, a snack bar and three convenience stores.

ASUR 2Q06, Page 8 of 15

Table IX: ;  Operating Costs and Expenses for the Six-Month Period

	6M05	6M06	% Change
Costs of Services	276,609	290,881	5.16
Administrative	54,776	45,754	(16.47)
Technical Assistance	40,479	34,289	(15.29)
Concession Fees	60,005	53,860	(10.24)
Depreciation and Amortization	217,659	231,936	6.56
TOTAL	649,528	656,720	1.11
Note:	Revenue figures are shown in thousands of constant Mexican pesos as of June 30, 2006.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for the first six-months of the year were Ps.806.43 million, resulting in an annual average tariff per work load unit of Ps.101.10. ASUR’s regulated revenues accounted for approximately 67.20% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On June 30, 2006, Airport Facility Usage Rights and Airport Concessions represented 81.30% of the Company’s total assets, with current assets representing 11.27% and other assets representing 7.43%.

On June 30, 2006, cash and marketable securities were Ps.1,193.71 million. On the same date, shareholder’s equity was Ps.13,126.29 million and total liabilities were Ps.987.28 million, representing 93.00% and 6.99% of total assets, respectively. Total deferred liabilities represented 78.74% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.266.17 million as part of the Company’s ongoing plan to modernize its airports pursuant to its master development plans. For the first six months ASUR made capital investments of Ps.417.19 million.

ASUR 2Q06, Page 9 of 15

2Q06 Earnings Conference Call

Day:	Tuesday, July 25, 2006

Time:	10:00 AM US EDT; 9:00 AM Mexico City time

Dial-in number:	(800) 344-1005 (US & Canada)
(706) 634-1333 (International & Mexico)

Access Code:	2902480

Replay:

Starting Tuesday, July 25, 2006 at 11:00 AM US EDT, ending at midnight US EDT on Tuesday, August 1, 2006. Dial-in number: (800) 642-1687 (US & Canada); (706) 645-9291 (International & Mexico). Access Code: 2902480.

ASUR 2Q06, Page 10 of 15

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 2Q06, Page 11 of 15

Operating Results per Airport

	2Q05	2Q06	% Chg	6M05	6M06	% Chg
Cancun
Aeronautical Revenues	321,804	311,208	(3.29)	662,912	569,098	(14.15)
Non-aeronautical Revenues	136,027	130,144	(4.32)	268,270	244,638	(8.81)
Operating Profit	247,592	227,707	(8.03)	517,460	400,327	(22.64)
EBITDA	316,543	301,915	(4.62)	654,865	548,983	(16.17)
Cozumel
Aeronautical Revenues	19,190	14,087	(26.59)	42,844	23,063	(46.17)
Non-aeronautical Revenues	6,119	3,752	(38.68)	12,160	6,565	(46.01)
Operating Profit	8,686	1,741	(79.96)	21,465	(1,985)	(109.25)
EBITDA	14,099	7,443	(47.21)	32,285	9,409	(70.86)
Merida
Aeronautical Revenues	22,959	22,814	(0.63)	45,025	46,257	2.74
Non-aeronautical Revenues	9,132	9,112	(0.22)	17,034	18,802	10.38
Operating Profit	577	2,524	337.44	4,733	8,460	78.74
EBITDA	11,488	11,387	(0.88)	23,585	26,191	11.05
Villahermosa
Aeronautical Revenues	16,279	17,701	8.74	31,308	34,719	10.89
Non-aeronautical Revenues	5,133	5,333	3.90	9,801	10,510	7.23
Operating Profit	3,659	2,178	(40.48)	8,851	7,850	(11.31)
EBITDA	9,268	8,647	(6.70)	20,072	20,780	3.53
Others
Aeronautical Revenues	42,042	48,465	15.28	87,509	99,970	14.24
Non-aeronautical Revenues	12,250	11,551	(5.71)	23,221	23,502	1.21
Operating Profit	(2,655)	648	124.41	(1,953)	5,752	394.52
EBITDA	17,006	21,264	25.04	37,408	46,977	25.58
TOTAL
Aeronautical Revenues	422,274	414,275	(1.89)	869,598	773,107	(11.10)
Non-aeronautical Revenues	168,661	159,892	(5.20)	330,486	304,017	(8.01)
Operating Profit	257,859	234,798	(8.94)	550,556	420,404	(23.64)
EBITDA	368,404	350,656	(4.82)	768,215	652,340	(15.08)

Note:     All figures are in thousands of constant Mexican pesos as of June 30, 2006.

ASUR 2Q06, Page 12 of 15

Grupo Aeroportuario del Sureste, S.A.B. de C.V. Consolidated Balance Sheet as of June 30th, 2006 and 2005 Thousands of Mexican pesos in purchasing power as of June 30th, 2006

I t e m	June 2005	June 2006	Variation	%

A s s e t s
Current Assets
Cash and cash equivalents	1,345,054	1,193,710	(151,344)	(11.25)
Trade receivables, net	254,264	256,102	1,838	0.72
Recoverable taxes and other current assets	33,644	140,377	106,733	317.24

Total Current Assets	1,632,962	1,590,189	(42,773)	(2.62)

Fixed Assets
Machinery, furniture and equipment, net	109,470	237,612	128,142	117.06
Rights to use airport facilities, net	2,198,109	2,079,882	(118,227)	(5.38)
Improvements to use airport facilities, net	1,188,430	1,590,143	401,713	33.80
Constructions in process	498,241	568,853	70,612	14.17
Others	9,594	140,145	130,551	1,360.76

Total Fixed Assets	4,003,844	4,616,635	612,791	15.31

Deferred Assets
Airports concessions, net	8,045,524	7,804,875	(240,649)	(2.99)
Deferred income taxes	-	-	-	-
Other	100,676	101,873	1,197	1.19

Total Deferred Assets	8,146,200	7,906,748	(239,452)	(2.94)

Total Assets	13,783,006	14,113,572	330,566	2.40

Liabilities and Stockholders' Equity
Current Liabilities
Trade accounts payable	6,791	8,451	1,660	24.44
Notes payable	-	-	-	-
Accrued expenses and others payables	173,951	185,940	11,989	6.89

Total Current Liabilities	180,742	194,391	13,649	7.55

Long term liabilities
Other	13,924	15,507	1,583	11.37
Deferred income taxes	616,547	733,666	117,119	19.00
Deferred employees profit sharing	38,690	37,496	(1,194)	(3.09)
Labor Obligations	793	6,219	5,426	684.24

Total long term liabilities	669,954	792,888	122,934	18.35

Total Liabilities	850,696	987,279	136,583	16.06

Stockholders' Equity
Capital stock	11,932,258	11,932,258	-	-
Legal Reserve	103,205	131,251	28,046	27.18
Share repurchase reserve	508,303	754,170	245,867	48.37
Net Income for the period	388,544	302,678	(85,866)	(22.10)
Retained earnings	-	5,936	5,936	-

Total Stockholders' Equity	12,932,310	13,126,293	193,983	1.50

Total Liabilities and Stockholders' Equity	13,783,006	14,113,572	330,566	2.40

ASUR 2Q06, Page 13 of 15

Grupo Aeroportuario del Sureste, S.A.B. de C.V. Consolidated Statement of Income from January 1st, to June 30th, 2006 and 2005 Thousands of Mexican pesos in purchasing power as of June 30th, 2006

I t e m	Accumulative 2005	Accumulative 2006	Variation %	Quarter 2005	Quarter 2006	Variation %

Revenues
Aeronautical Services	869,598	773,107	(11.10)	422,274	414,275	(1.89)

Non-Aeronautical Services	330,486	304,017	(8.01)	168,661	159,892	(5.20)

Total Revenues	1,200,084	1,077,124	(10.25)	590,935	574,167	(2.84)

Operating Expenses

Cost of services	276,609	290,881	5.16	146,925	153,874	4.73
General and administrative expenses	54,776	45,754	(16.47)	26,691	22,544	(15.54)
Technical Assistance	40,479	34,289	(15.29)	19,367	18,385	(5.07)
Concession fee	60,005	53,860	(10.24)	29,548	28,708	(2.84)
Depreciation and Amortization	217,659	231,936	6.56	110,545	115,858	4.81

Total Operating Expenses	649,528	656,720	1.11	333,076	339,369	1.89

Operating Income	550,556	420,404	(23.64)	257,859	234,798	(8.94)

Comprehensive Financing cost	8,057	43,466	439.48	6,038	34,469	470.87

Extraordinary and Special Items
Extraordinary Items	15	4,236	28,140.00	15	3,009	19,960.00
Special items ( NMO Restructuring )	-	-	-	(15)	-	(100.00)

Income Before Income Taxes	558,598	459,634	(17.72)	263,897	266,258	0.89

Provision for Income Taxes	16,104	25,081	55.74	10,274	12,687	23.49
Deferred income taxes	153,950	131,875	(14.34)	87,903	80,259	(8.70)
Deferred employees profit sharing	-	-	-	-	-	-

Net Income for the Year	388,544	302,678	(22.10)	165,720	173,312	4.58

Earning per share	1.2951	1.0089	(22.10)	0.5524	0.5777	4.58
Earning per ads usd	1.1490	0.8950	(22.10)	0.4901	0.5125	4.58
Exchange rate per dollar 11.2723

ASUR 2Q06, Page 14 of 15

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Changes in Financial Position from January 1st, to June 30th, 2006 and 2005
Thousands of Mexican pesos in purchasing power as of June 30th, 2006

I t e m	Accumulative 2005	Accumulative 2006	Variation %	Quarter 2005	Quarter 2006	Variation %

Net Income for the Year	388,544	302,678	(22.10)	165,720	173,312	4.58

Depreciation and Amortization	217,659	231,936	6.56	110,545	115,858	4.81

Resources provided by operations	606,203	534,614	(11.81)	276,265	289,170	4.67

Changes in operating assets and liabilities:

Decrease (increase) in:
Trade receivables	(33,463)	(92,227)	175.61	23,430	1,183	(94.95)
Recoverable taxes and other current assets	(1,266)	(9,769)	671.64	4,183	(23,948)	(672.51)
Other defferred assets	10,198	(20,052)	(296.63)	11,493	(940)	(108.18)

Increase (decrease) in:
Trade accounts payable	(4,649)	(13,637)	193.33	1,132	873	(22.88)
Accrued expenses and others payables	993	(217,746)	(22,028.10)	(1,374)	(87,259)	6,250.73
Long term liabilities	14,044	90,740	546.11	(31,863)	56,601	(277.64)

Resources provided by (used for) working capital	(14,143)	(262,691)	1,757.39	7,001	(53,490)	(864.03)

Resources provided by (used for) operating activities	592,060	271,923	(54.07)	283,266	235,680	(16.80)

Resources provided by (used for) financing activities:	(193,451)	(204,600)	5.76	(193,451)	(204,600)	5.76

Notes payable	-	-	-	-		-
Others	(193,451)	(204,600)	5.76	(193,451)	(204,600)	5.76

Resources provided by (used for) investing activities:	(245,514)	(417,191)	69.93	(144,308)	(266,171)	84.45

Investments in machinery, furniture and equipment, net	(28,156)	(134,070)	376.17	(18,681)	(125,934)	574.13
Investments in rights to use airport facilities	-	-	-	-	-	-
Investments in constructions in process	(229,196)	(349,205)	52.36	(124,673)	(176,090)	41.24
Investments in others	11,838	66,084	458.24	(954)	35,853	(3,858.18)

Increase (Decrease) in cash and cash equivalents	153,095	(349,868)	(328.53)	(54,493)	(235,091)	331.42

Cash and cash equivalents at beginning of the financial period	1,191,959	1,543,578	29.50	1,399,547	1,428,801	2.09

Cash and cash equivalents at the end of the financial period	1,345,054	1,193,710	(11.25)	1,345,054	1,193,710	(11.25)

ASUR 2Q06, Page 15 of 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: July 24, 2006